January 19, 2006 Filed pursuant to Rule 433 Registration Statement No. 333-130325
6.250% SENIOR DEBENTURES DUE 2036

Issuer:	Jefferies Group, Inc.

Issue:	Senior Debentures due 2036

Ratings:	Baa1 by Moody’s Investor Service Inc.
BBB by Standard & Poor’s Ratings Group
BBB+ by Fitch Ratings

Format:	SEC Registered

Ranking:	Senior Unsecured

Offering Size:	$500,000,000

Trade Date:	January 19, 2006

Settlement Date:	January 26, 2006

Final Maturity:	January 15, 2036

Interest Payment Dates:	Semi-annually on the 15th of each July and January

First Pay Date:	July 15, 2006

UST Spot (PX/Yield):	5.875% UST due 2/2031 — 112-7+ (Price)/4.552% (Yield)

Spread to Benchmark:	T30+ 175 basis points

Yield to Maturity:	6.302%

Coupon:	6.250%, paid semi-annually (Fixed)

Issue Price (Price to Public):	99.306%

Underwriting Discount:	0.875%

Day Count Convention:	30/360

Redemption at the issuer option:	Make Whole T+ 25 basis points

Minimum Denominations:	$5,000 and integral multiples of $1,000 in excess thereof

Billing & Delivering:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Joint Book-Runners:	Jefferies & Company, Inc.
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	Banc of America Securities LLC
BNY Capital Markets, Inc.
Keefe, Bruyette & Woods, Inc.
Wachovia Capital Markets, LLC
BNP Paribas Securities Corp.
HSBC Securities (USA) Inc.
SG Americas Securities, LLC

     The following table sets forth Jefferies Group, Inc.’s capitalization as of September 30, 2005 on an actual basis and as adjusted to give effect to the sale of the debentures.

	As of September 30, 2005
	Actual	As adjusted
	(unaudited, in thousands)
Long-Term Debt:
7.50% Senior Notes due 2007	$99,947	$99,947
7.75% Senior Notes due 2012	333,403	333,403
5.50% Senior Notes due 2016	348,093	348,093
6.25% Senior Debentures due 2036 offered hereby	–	500,000

Total Long-Term Debt	781,443	1,281,443

Total Stockholders’ Equity	1,201,860	1,201,860

Total Capitalization(1)	$1,983,303	$2,483,303

(1) On January 18, 2006, we announced that Massachusetts Mutual Life Insurance Company, or MassMutual, had agreed, subject to final documentation and conditions to closing, to purchase $125.0 million of our Series A Cumulative Convertible Preferred Stock. Total Capitalization above does not reflect the sale of the Series A Cumulative Convertible Preferred Stock to MassMutual.
This communication is intended for the sole use of the person to whom it is provided by us.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free:
MERRILL LYNCH 1-800-248-3580
CITIGROUP 1-800-248-3580